FPC Exemption No. (82-836)

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

(Stock code: 00142)

Website: http://www.firstpacco.com

ANNOUNCEMENT
CONTINUING CONNECTED TRANSACTIONS

Reference is made to the Company's announcement of 20 May 2008 pursuant to which it was announced that SIMP entered into a conditional share subscription agreement for subscription of new shares representing 60% of the enlarged share capital of LPI. Upon completion of the Proposed Subscription (subject to satisfaction of the conditions precedent as set out in that 20 May 2008 Announcement), LPI will become an indirect subsidiary of the Company.

Subject to completion of the Proposed Subscription, the following transactions shall be continuing connected transactions for the Company under the Listing Rules:

(1) SIMP's proposal to grant a loan to LPI proportionate to the existing loan already given by the existing shareholder and to be a corporate guarantor for LPI in respect of a number of loans to be taken out by LPI following the completion of the Proposed Subscription.

(2) The agreements entered into between LPI and IKU for the provision of consulting services on specific technical aspect of project development by LPI to IKU.

(3) The agreements entered into between LPI and IBU for the provision of centralised insurance coverage and facilitation of insurance claims by IBU to LPI.

The agreements relating to the IKU Consulting Transaction and the IBU Insurance Transaction shall expire on 31 December 2010. In respect of the SIMP Financing Transaction, the loan agreement to be granted by SIMP to LPI will terminate on 31 December 2010 but shall be renewable for a further period of three years. The corporate guarantee will terminate once all outstanding debts are repaid under the loan agreements.

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Each of the Transactions set out above constitutes a continuing connected transaction for the Company under Rule 14A.14 of the Listing Rules because:

(i) Mr. Anthoni Salim is the Chairman and a substantial shareholder of the Company and President Director and CEO of Indofood;

(ii) each of the counterparties, namely IBU and IKU, is a wholly owned subsidiary of the Salim Group and is therefore an Associate of Mr. Anthoni Salim; and

(iii) upon completion of the Proposed Subscription, LPI shall be an indirect subsidiary of the Company.

The Company proposes to set Annual Caps for the Transactions for the years ending 31 December 2008, 2009 and 2010, as set out below in this announcement.

Under Rule 14A.25 of the Listing Rules, for the purposes of compliance with Chapter 14A of the Listing Rules, the Sugar Caps have been aggregated with the Plantation Caps for each individual financial year ending 31 December 2008, 2009 and 2010 on the basis that the Sugar Transactions are related to the Plantation Transactions. On this basis, the percentage ratios in respect of each of the financial years ending 31 December 2008, 2009 and 2010 exceed 2.5%. Therefore, it is necessary for the Independent Shareholders to approve the Aggregated Plantation Caps in accordance with the requirements of Rule 14A.18 of the Listing Rules.

The Annual Caps for the IBU Insurance Transaction have been aggregated with the insurance caps as disclosed in the 7 April 2008 Announcement. The percentage ratios in respect of each of the financial years ending 31 December 2008, 2009 and 2010 exceed 0.1% but are less than 2.5%. Accordingly, the Aggregated Insurance Caps are only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules and are exempt from the Independent Shareholders' approval requirement under Rule 14A.34 of the Listing Rules.

INTRODUCTION

Reference is made to the announcement of First Pacific Company Limited (the "Company") of 20 May 2008 pursuant to which PT Salim Ivomas Pratama ("SIMP") entered into a conditional share subscription agreement for subscription of new shares representing 60% of the enlarged share capital of LPI (the "Proposed Subscription"). Upon completion of the Proposed Subscription (subject to satisfaction of the conditions precedent as set out in that 20 May 2008 Announcement), LPI will become an indirect subsidiary of the Company.

Accordingly, the Company announces the following transactions which are potentially continuing connected transactions for the Company under the Listing Rules:

(1) SIMP, a 60.14% owned subsidiary of Indofood, is proposing to grant a loan to LPI proportionate to the existing loan already given by the existing shareholder and be a corporate guarantor for LPI in respect of a number of loans to be taken out by LPI following the completion of the Proposed Subscription ("SIMP Financing Transaction").

(2) LPI has entered into agreements with IKU, a company wholly-owned by the Salim Group, to provide consulting services on specific technical aspect of project development to IKU ("IKU Consulting Transaction").

(3) LPI has entered into agreements with IBU, a company wholly-owned by the Salim Group, for the provision of centralised insurance coverage and facilitation of insurance claims by IBU to LPI ("IBU Insurance Transaction").

The agreements relating to the IKU Consulting Transaction and the IBU Insurance Transaction shall expire on 31 December 2010. In respect of the SIMP Financing Transaction, the loan agreement to be granted by SIMP to LPI will terminate on 31 December 2010 but shall be renewable for a further period of three years. The corporate guarantee will terminate once all outstanding debts are repaid under the loan agreements.

Transactions (1) and (2) are referred to as the "Sugar Transactions" and all the transactions are collectively referred to as the "Transactions".

DESCRIPTION OF CONNECTED RELATIONSHIP

Subject to completion of the Proposed Subscription, each of the Transactions constitutes a continuing connected transaction for the Company under Rule 14A.14 of the Listing Rules because:

(i) Mr. Anthoni Salim is the Chairman and a substantial shareholder of the Company and President Director and CEO of Indofood;

(ii) each of the counterparties namely, IKU, and IBU, is a wholly owned subsidiary of the Salim Group and is therefore an Associate of Mr. Anthoni Salim; and

(iii) LPI shall become an indirect subsidiary of the Company.

ANNUAL CAPS

The Company proposes to set Annual Caps for the Transactions for the years ending 31 December 2008, 2009 and 2010, as set out in the table below:

	Annual Cap relating to the SIMP Financing Transaction *(US$million)*	Annual Cap relating to the IKU Consulting Transaction *(US$million)*	Plantation Caps (per 23 May 2008 Announcement) *(US$million)*	Aggregated Plantation Caps *(US$million)*	IBU Insurance Caps *(US$million)*	Insurance Caps (per 7 April 2008 Announcement) *(US$million)*	Aggregated Insurance Caps *(US$million)*
Annual Cap for the year ending 31 December 2008	135.0*	0.2	229.9	365.1	0.4	4.6	5.0
Annual Cap for the year ending 31 December 2009	135.0*	0.2	234.1	369.3	0.4	6.0	6.4
Annual Cap for the year ending 31 December 2010	135.0*	0.2	237.0	372.2	0.4	6.8	7.2

Note:

* The Annual Cap amount of US$135,000,000 represents the aggregation of (i) the total amount of loan granted by SIMP to LPI and (ii) the value of corporate guarantee granted by SIMP in respect of loans to be taken out by LPI.

The basis for the determination of the Annual Caps for each of the Sugar Transactions are:

(a) in respect of the SIMP Financing Transaction – an estimate of funds needed for LPI's operation; and

(b) in respect of the IKU Consulting Transaction – projected activity level per project taking into account factors such as number of staff required and time involved.

Annual Caps relating to the IBU Insurance Transaction are determined based on insurance coverage needed for assets held by LPI.

COMPLIANCE WITH THE LISTING RULES

Under Rule 14A.25 of the Listing Rules, for the purposes of compliance with Chapter 14A of the Listing Rules, the Annual Caps in respect of the Sugar Transactions ("Sugar Caps") have been aggregated with the Plantation Caps (the aggregation of Sugar Caps and Plantation Caps are hereinafter referred as to "Aggregated Plantation Caps") for each individual financial year ending 31 December 2008, 2009 and 2010. The Sugar Caps and the Plantation Caps and their respective transactions are aggregated on the basis that the Sugar Transactions are related to the plantation transactions (the "Plantation Transactions") described in the 23 May 2008 Announcement. On this basis, the percentage ratios in respect of each of the financial years ending 31 December 2008, 2009 and 2010 exceed 2.5%. Therefore, it is necessary for the Independent Shareholders to approve the Aggregated Plantation Caps in accordance with the requirements of Rule 14A.18 of the Listing Rules.

The Annual Caps for the IBU Insurance Transaction ("IBU Insurance Caps") have been aggregated with the insurance caps ("Insurance Caps") as disclosed in the 7 April 2008 Announcement (the aggregation of the IBU Insurance Caps and the Insurance Caps are hereinafter referred to as "Aggregated Insurance Caps"). The percentage ratios in respect of each of the financial years ending 31 December 2008, 2009 and 2010 exceed 0.1% but are less than 2.5%. Accordingly, the Aggregated Insurance Caps are only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules and are exempt from the Independent Shareholders' approval requirement under Rule 14A.34 of the Listing Rules.

PT BSS (the existing major shareholder of LPI and a Salim group company) has provided approximately Rp 129.4 billion (approximately US$14.3 million) loan financing (as at 31 May 2008) to LPI to finance its pre-operation cost and construction cost of its production facilities. The loan is interest-free and with no fixed repayment schedule.

REASONS FOR THE TRANSACTIONS

The Transactions are entered into as part of the LPI's regular ongoing business arrangements in relation to the business and operations of LPI and in particular, to acquire and utilise the consulting services relating to specific technical aspects of project development, receive coverage of centralised insurance and better facilitation of insurance claims and also to receive financial assistance from within the Group (following completion of the Proposed Subscription). Financial assistance is given by way of shareholder's loan and corporate guarantees to other subsidiaries within this group. This form of financial assistance is common in Indonesia and is part of the normal course of the plantations business, such support being granted because those subsidiaries are still in their developments phase and are often unable to support their operations financially, therefore a parent company will assist a subsidiary financially until it is able to support its own operations independently. There is a negative pledge clause in the documentation of the existing loan arrangements of SIMP which restricts members of the SIMP group of companies to pledge their assets to secure a loan. Following completion of the Proposed Transaction, LPI shall become a subsidiary of SIMP. Accordingly, LPI will be unable to pledge its assets banks lending money to LPI without SIMP breaching the negative pledge clause in its existing loan documentation. Instead, a corporate guarantee will be granted by SIMP (as a holding company of LPI) in respect of loans taken out by LPI in favour of lenders of LPI's loans.

APPOINTMENT OF INDEPENDENT BOARD COMMITTEE AND INDEPENDENT FINANCIAL ADVISER AND DESPATCH OF SHAREHOLDERS' CIRCULAR

The Company has established the Independent Board Committee consisting of the Independent Non-executive Directors to advise the Independent Shareholders as to whether the Sugar Transactions are fair and reasonable, whether such Sugar Transactions and the respective Annual Caps are in the interests of the Company and its shareholders as a whole and to advise the Independent Shareholders as to how to vote at the Shareholders' Meeting to be convened to consider those matters.

The Company will appoint Quam Capital Limited to make recommendations to the Independent Board Committee and the Independent Shareholders as to whether the terms of the Sugar Transactions and Aggregated Plantation Caps are fair and reasonable and whether they are in the interests of the Company and its shareholders as a whole and to advise the Independent Shareholders how to vote at the Shareholders' Meeting.

In accordance with the Listing Rules, the Company will despatch a circular to the Company's shareholders containing, amongst others, information regarding the continuing connected transactions which require shareholder approval as described in the announcement of the Company dated 23 May 2008 and:

(i) information required by the Listing Rules in relation to the Sugar Transactions and the Aggregated Plantation Caps;

(ii) a separate letter from the Independent Board Committee advising the Independent Shareholders whether, in the opinion of the Independent Board Committee, the Sugar Transactions and the Aggregated Plantation Caps are fair and reasonable and in the interests of the Company and its shareholders as a whole, and advising the Independent Shareholders how to vote in respect of the resolutions to approve those matters;

(iii) a separate letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and to the Independent Shareholders as to whether the Sugar Transactions and the Aggregated Plantation Caps, are fair and reasonable and whether they are in the interests of the Company and its shareholders as a whole, and advising the Independent Shareholders how to vote at the Shareholders' Meeting in respect of the resolutions to be proposed to approve those matters; and

(iv) a notice convening the Shareholders' Meeting, at which resolutions will be proposed to consider, and if thought fit, approve the Sugar Transactions and the Aggregated Plantation Caps.

Under Rule 14A.18 of the Listing Rules, any connected persons of the Company with a material interest in the transactions and the Annual Caps referred to above are required to abstain from voting at the Shareholders' Meeting on the resolution(s) approving the relevant matters. Accordingly, First Pacific Investments Limited and First Pacific Investments (BVI) Limited, both being Associates of Mr. Anthoni Salim and which in aggregate hold shares of the Company representing approximately 44% of the issued share capital of the Company will abstain from voting at the Shareholders' Meeting on each of those resolutions.

VIEWS OF THE DIRECTORS

Accordingly, the Directors (other than members of the Independent Board Committee, who will express their opinion in a separate letter to the Independent Shareholders to be contained in the shareholders' circular as referred to above) consider that the terms of the Sugar Transactions and the Aggregated Plantation Caps are on normal commercial terms, are fair and reasonable and that they are in the best interests of the Company and its shareholders as a whole.

The Directors (including the Independent Non-executive Directors of the Company) consider that the IBU Insurance Transaction is fair and reasonable and that they are in the best interests of the Company and its shareholders as a whole.

GENERAL

The Company is a Hong Kong-based investment and management company with operations located in Asia. Its principal business interests relate to Telecommunications, Consumer Food Products, Infrastructure and Natural Resources.

Indofood is the premier processed-food company in Indonesia. It is based in Jakarta and is listed on the Indonesia Stock Exchange. Through its four strategic business groups, Indofood offers and distributes a wide range of food products throughout Indonesia: Consumer Branded Products (noodles, nutrition and special foods, snack foods and food seasonings), Bogasari (flour and pasta), Agribusiness (cooking oils, margarine and shortening) and Distribution. Indofood is one of the world's largest instant noodle manufacturers by volume and plantation companies by hectarage, and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in the country.

IBU is engaged in the business of providing insurance services in Indonesia. IBU is considered one of the leading insurance brokers in Indonesia with a Bandung Branch Office and around 60 staff members. Their strong relationship with many insurance companies give them a privilege to provide the best insurance solution.

IKU is engaged in the business of consultancy and engineering in Indonesia. IKU is considered one of the most reputable consultant companies which provide services in relation to engineering and project management in Indonesia.

SIMP is engaged in the business of owning and operating oil palm plantations, crude palm oil (CPO) milling facilities, production of branded cooking oil and other related products.

LPI is an Indonesia incorporated limited liability company in the business of plantation development in Indonesia. It is currently in a pre-operating stage and has not yet formally commenced its operation. LPI currently owns:

(a) a sugar cane plantation located in Kabupaten Ogan Komering Ulu Timur, a province of South Sumatra, Indonesia, with a total certificated land of approximately 21,500 hectares, of which approximately 18,600 hectares is intended to be cultivated with sugar cane. As of 31 March 2008, approximately 2,745 hectares is planted with sugar cane;

(b) a sugar cane production factory located in Kabupaten Pati, a province of Middle Java, Indonesia, which is currently being rehabilitated to re-commerce sugar cane production and is expected to commence production by about June 2008; and

(c) a sugar cane production factory located in Kabupaten Ogan Komering Ulu Timur, a province of South Sumatra, Indonesia, for which construction commenced in April 2008 and production is presently expected to commerce by the end of 2010.

DEFINITIONS

"7 April 2008 Announcement"	the announcement of the Company dated 7 April 2008;
"20 May 2008 Announcement"	the announcement of the Company dated 20 May 2008;
"23 May 2008 Announcement"	the announcement of the Company dated 23 May 2008;
"Annual Cap"	the estimated maximum annual value in relation to each respective continuing connected transaction, as required by Rule 14A.35(2) of the Listing Rules;
"Associate"	has the meaning ascribed thereto under the Listing Rules;
"Board"	board of Directors;
"Company"	First Pacific Company Limited, a company incorporated in Bermuda with limited liability, whose shares are listed on the Exchange;
"Directors"	the directors of the Company;
"Exchange"	The Stock Exchange of Hong Kong Limited;
"Group"	the Company and its subsidiaries from time to time;
"IBU"	PT Indosurance Broker Utama;
"IKU"	PT Indotek Konsultan Utama;
"Independent Board Committee"	the independent committee of the board of directors of the Company established by the Company as required by Rule 14A.21 of the Listing Rules, to consider the terms of the transactions and Annual Caps referred to in paragraphs (1) and (2) of this announcement and to opine as to whether those transactions and Annual Caps are fair and reasonable and in the interests of the Company and its shareholders as a whole, such independent board committee comprising the Independent Non-executive Directors;
"Independent Financial Adviser"	Quam Capital Limited, independent financial adviser appointed by the Company under Rule 14A.21 of the Listing Rules to make recommendations to the Independent Board Committee and the Independent Shareholders as to whether the terms of the transactions and Annual Caps referred to in paragraphs (1) and (2) of this announcement are fair and reasonable and in the interests of the Company and its shareholders as a whole and to advise the Independent Shareholders how to vote at the Shareholders' Meeting in respect of the resolution(s) to be proposed to approve those matters;

"Independent Non-Executive Directors"	the independent non-executive directors of the Company;
"Independent Shareholders"	the shareholders of the Company other than First Pacific Investments Limited and First Pacific Investments (BVI) Limited;
"Indofood"	PT Indofood Sukses Makmur Tbk, a company incorporated in Indonesia, whose shares are listed on the Indonesia Stock Exchange, and a 51.5% owned subsidiary of the Company;
"Indofood Group"	Indofood and its subsidiaries from time to time;
"Listing Rules"	the Rules Governing the Listing of Securities on the Exchange;
"LPI"	PT Laju Perdana Indah;
"Plantation Business"	the plantations business carried on by the Indofood Group;
"Plantation Caps"	the separate Annual Cap assigned to each continuing connected transaction relating to the Plantation Business as set out in the 23 May 2008 Announcement;
"Proposed Subscription"	the subscription of new shares representing 60% of the enlarged share capital of LPI, as announced in the 20 May 2008 Announcement;
"Rp"	Rupiah, the lawful currency of Indonesia;
"Salim Group"	Mr. Anthoni Salim, his father, Mr. Soedono Salim, and his brother, Mr. Andree Halim;
"Shareholders' Meeting"	the special general meeting of the Independent Shareholders to be convened by a notice to be contained in the shareholders' circular referred to in this circular, at which resolutions will be proposed to consider and, if thought fit, approve the transactions and Annual Caps referred to in paragraphs (1) and (2) of this announcement;
"US$"	the lawful currency of the United States; and
"%"	percentage.

Unless stated otherwise, translations of quoted currency values are made on an approximate basis and at the rate of US$1.00 = Rupiah 9,000 = HK$7.8. Percentages and figures expressed in millions have been rounded.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 10th June 2008

As at the date of this announcement, the board of the directors of the Company comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Napoleon L. Nazareno
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang* *KBE*

* *Independent Non-executive Directors*

END